RE: Quarterly Financial Statements – June 30, 2003

Dear Sirs/Madams:

Enclosed is one copy of the Company’s quarterly financial statements and supplementary information, for the three-month period ended June 30, 2003 as mailed today to those individuals that appear on the Company’s supplemental shareholders list.

Yours truly,

NETTRON.COM, INC.

“Signed”

Douglas E. Ford
Secretary

Encl. :kls

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